December 11, 2024

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company Initial Index-Linked Annuity Registration Filing, Form N-4 File No. 333-___________

Dear Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is an initial registration statement on Form N-4 ("Initial Registration Statement").

The prospectus contained in the Initial Registration Statement describes a single premium deferred index-linked annuity contract ("Jackson Market Link Pro III") that is a commissionable product that will be available both as a qualified plan and as a non-qualified contract.

Compared to Jackson's currently offered registered index-linked annuities ("RILAs"), e.g., Jackson Market Link Pro II (File No. 333-268090), Jackson Market Link Pro III has a new interim value calculation methodology based on the value of a hypothetical portfolio of financial instruments designed to replicate the value of the Index Account Option if it were held until the end of the Index Account Option Term, a new Index available for inclusion with the index-linked options, and a new 100% level of the Buffer Protection Option. However, the products have many major similarities including the same Crediting Methods, Protection Options, Indexes, and Term Lengths for the index-linked options, the same optional guaranteed minimum withdrawal benefits, the same fixed account options, and the same optional services available at no cost such as Intra-Term Performance Lock, End-Term Performance Lock, and Rebalancing, and many of the same base contract provisions. As a result, the prospectuses for the two products in many sections share identical disclosures. Of note, however, Jackson Market Link III has been revised to reflect changes consistent with the recent amendments to Form N-4, so will vary in some respects from Jackson Market Link Pro II in that sections have been re-ordered, revised, and reformatted to comply with these new requirements.

To assist in the review of the Initial Registration Statement, under separate cover to the Commission Staff, we are providing a marked copy to reflect the similarities and differences between the disclosure in the Jackson Market Link Pro III statutory prospectus and the applicable disclosure in the Jackson Market Link Pro II prospectus. We are also providing clean courtesy copies of the Jackson Market Link Pro III statutory prospectus, Statement of Additional Information, Initial Summary Prospectus, and Rate Sheet Prospectus Supplement contained in this filing.

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

If you have any questions, please call me at (517) 367-3754.

Very truly yours,

By: /s/ ALISON SAMBORN
Alison Samborn
Assistant Vice President
Insurance Legal & Product Development

cc:    Jeffrey A. Foor
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).